Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2015	2014
Fixed Charges:
Interest expense [1]	$484	$488
Interest capitalized	14	13
One-third of rents [2]	71	75
Total fixed charges	$569	$576
Earnings:
Income before income taxes	$4,392	$4,022
Fixed charges per above	569	576
Less: capitalized interest	(14)	(13)
	555	563
Amortization of interest capitalized	7	7
Total earnings	$4,954	$4,592
Ratio of earnings to fixed charges	8.71	7.97

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $20 million for each of the six months ended June 30, 2015 and 2014. The ratio of earnings to fixed charges would have been 9.02 and 8.26 for the six months ended June 30, 2015 and 2014, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.